FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

     On June 12, 2006, the Registrant announced that it secured a multi-million-dollar manufacturing agreement with a major European IC company. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.


Date: June 12, 2006                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

        TOWER SEMICONDUCTOR SECURES A MULTI-MILLION-DOLLAR MANUFACTURING
                   AGREEMENT WITH A MAJOR EUROPEAN IC COMPANY

        TOWER TO MANUFACTURE ADVANCED CHIPS FOR DECT CORDLESS PHONES AND
                            WIRELESS GAME CONTROLLERS

MIGDAL HAEMEK, ISRAEL - June 12, 2006 - Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, today announced that the company has signed a committed-sales agreement to manufacture mixed-mode IC (Integrated Circuits) for a major European fabless company. The agreement includes a mutual commitment which amounts to the range of $10 million in sales during 2006.

The products are used in DECT cordless phones and wireless game controllers. According to market analysts, the market for residential DECT-based phones will increase from 38 million units in 2005 to more than 55 million units in 2009. The video game console market is estimated to grow from approximately 40 million units in 2005 to 70 million units in 2008.

Tower and the customer ramped the new products into volume manufacturing in 0.18-micron technology, at Tower's Fab2, in a record time of 3 months.

"Tower's advanced technology and customer service enabled us to win this opportunity and penetrate to a new segment in a rapidly growing market", said Hagay Dvir, Tower's vice president of sales for Europe, Israel and Asia. "We look forward to further expand our relationship with this and with additional European fabless companies during 2007."

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at http://www.towersemi.com/.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.


CONTACTS:
Tower Semiconductor USA:
Michael Axelrod, +1 408 330 6871
pr@towersemi.com